SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
DOMINION EXPLORATION & PRODUCTION, INC.      :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
DOMINION FIELD SERVICES, INC.                :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
DOMINION TRANSMISSION, INC.                  :          NOTIFICATION
DOMINION PRODUCTS AND SERVICES, INC.         :             NO. 22
DOMINION RETAIL, INC.                        :
CNG FINANCIAL SERVICES, INC.                 :          TRANSACTIONS
CONSOLIDATED SYSTEM LNG COMPANY              :         DURING PERIOD
HOPE GAS, INC.                               :         _____________
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :          July 1, 2001
                                             :            through
                                             :       September 30, 2001
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7641, 70-8577,         :
     and 70-8883                             :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the


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orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

     By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

     Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

     On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further


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herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

     The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order").

     Subsequent to the merger, the names of some of the parties in this proceeding were changed to reflect that they are now part of the Dominion system. Additionally, Consolidated Natural Gas Service Company, Inc. was merged into Dominion Resources Services, Inc. as of January 1, 2001.


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                                    PART A

                      EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.   Sale of CNG Common Stock.

     There were no new issues of common stock during the quarter.

2.   Short Term Debt.

     During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $574,334,000 principal amount; the principal amount of commercial paper outstanding on September 30, 2001 was $485,687,000.

     There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.   Long Term Debt.


     None.


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                             INTRASYSTEM FINANCING


4.   Financing by Parent of Its Subsidiaries.

     The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


     a. Sales of Capital Stock to Consolidated by Subsidiaries.


     None.

     b. Long-term debt transactions occurring during the period.


     None.

     c. Guarantees.


     From time to time Consolidated enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of September 30, 2001 is approximately $754 million. The guarantees expire at various dates.

5.   Subsidiary Long-term Debt Transactions.

     There were no long-term debt transactions of Subsidiaries to be reported for the quarter.


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6.   Subsidiary Stock Buy Back Transactions.

     There were no Subsidiary stock buy back transactions to be reported for the quarter.



                                    PART B

                RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

     By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and its subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:


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     During the period, the following transactions occurred:


                Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $638,673         $504,351         $515,161         $627,863






                          Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     $(415,799)     $156,815      $ 95,171  $(354,155)
The Peoples Natural
  Gas Company              (138,046)       57,313        50,060   (130,793)
Hope Gas, Inc.              (30,922)       20,535        25,315    (35,702)
Dom. Transmission, Inc.      23,642        84,104       134,830    (27,084)
Consolidated System
    LNG Company                 621             7             0        628
Dom. Iroquois, Inc.           3,727            45            75      3,697
Dom. Exploration & Prod.   (182,863)      570,243       544,646   (157,266)
CNG Coal Company              4,128         2,397            17      6,508
CNG Pipeline Co.                944            14            37        921
Dom. Field Services, Inc.      (370)      115,845        71,326     44,149
CNG Power Co.                 7,863         1,972            17      9,818
CNG Research Company             72             2             1         73
Dom. Member Services              9             0             0          9
CNG Power Services Corp.     (2,875)       18,049        21,968     (6,794)
Dom. Retail, Inc.           (14,448)       30,934        98,341    (81,855)
CNG Market Center Services    1,645             6         1,651          0
Dom. Products & Services      3,757         2,623         2,342      4,038
CNG International Corp.     130,110         3,369         8,755    124,724
CNG Main Pass Gas           (22,574)            0           369    (22,943)
CNG Oil Gathering            (7,504)        1,650           177     (6,031)
CNG Technologies, Inc.          189             1             0        190


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File No. 70-7641:

     By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of Dominion Transmission, Inc. (then called CNG Transmission Corporation) ("Transmission") and Dominion Iroquois, Inc. (then called CNG Iroquois, Inc.) ("DII"), as amended, to become effective. The Orders authorized Transmission to provide financing through June 30, 2001 (extended to December 31, 2004 by the May 24 Order) to DII through the purchase of common stock of DII and/or the making of open account advances to DII to allow DII to acquire interests in Iroquois Gas Transmission System, L.P. ("Iroquois"). DII as of May 4, 2001 had a 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

     Transmission and DII were also authorized by the September 12, 1996 order to provide guaranties and indemnities on behalf of DII and Iroquois, respectively. The current authorization for up to an aggregate of $20 million in such credit support extends to December 31, 2004. No credit support has been extended during the reporting period pursuant to the September 12, 1996 order.

     As of September 30, 2001, DII had 2,340 shares of common stock outstanding. DII's total direct investment in Iroquois since its inception was $28,678,000 as of May 4, 2001. On May 4, 2001, DII acquired


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for $23,192,755 an additional 2.12% interest in Iroquois from ANR Iroquois, Inc. and an additional 6.6% interest in Iroquois from ANR New England Pipeline Company. These acquisitions were acquisitions of interests in a gas-related company under Rule 58(b)(2). Further reporting on Iroquois as a Rule 58 company will be on quarterly reports on Form U-9C-3 filed by Consolidated.


File No. 70-8577:

     By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

     Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.


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     By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

     This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

     Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1.   Description of Revenues.

     See Exhibit 8577A.

2.   State Commission Orders.

     There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3.   Services Provided by Affiliates to DP&S.

     See Exhibit 8577A.

     Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.


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File No. 70-8883:

     By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

     Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

     This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.


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1.   Financial Statements.

     A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.   Source of Revenues.

     In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.   FERC Filings.

     The transaction information contained in the attachment to the Dominion Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.   Parent Credit Support.

     There were two parent credit support agreements totalling $4,750,000 entered on behalf of Dominion Retail during the reporting period.


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                                   SIGNATURE

     The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    DOMINION EXPLORATION & PRODUCTION,
                                      INC.
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    DOMINION FIELD SERVICES, INC.
                                    CNG POWER SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    DOMINION TRANSMISSION, INC.
                                    DOMINION PRODUCTS AND SERVICES, INC.
                                    DOMINION RETAIL, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY




                                By  N. F. Chandler
                                    Their Attorney





Dated November 29, 2001


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